Exhibit 2

Group Secretariat
Level 20, 275 Kent Street
Sydney NSW 2000 Australia
Phone +61 (0)2 8219 8990
Facsimile + 61 (0)2 8253 1215

Market Announcements Platform

ASX Limited

20 Bridge Street

SYDNEY NSW 2000

5 May 2014

Dear Sir / Madam

2014 INTERIM ORDINARY DIVIDEND

Amount and payment date

The Board of Westpac Banking Corporation (Westpac) today announced in its 2014 interim results announcement that for the half year ended 31 March 2014 it has determined to pay an interim dividend of 90 cents per fully paid ordinary share on 2 July 2014.

The dividend will be 100% franked with Australian franking credits.

New Zealand imputation credits per fully paid ordinary share of 6 cents per share (NZD 0.06) will attach to the interim dividend.

Record date

The interim dividend will be paid to all holders of Westpac ordinary shares who are registered on the share register at 5:00 pm (Sydney time) on 16 May 2014 (or, for holders of American Depositary Receipts, 5:00 pm on 15 May 2014 in New York).

Ex-dividend date

The ex-dividend date is 14 May 2014.

Dividend Reinvestment Plan (DRP)

The Westpac Board has determined that the DRP will operate as follows for the 2014 interim dividend:

•      Westpac will arrange for the purchase of shares and, in the event of any shortfall, issue new shares, to satisfy the DRP;

•      the Market Price at which shares are allocated under the DRP will not include a discount; and

•      the pricing period for setting the Market Price will be the 17 Trading Days commencing 22 May 2014 (the fourth Trading Day after the record date).

The DRP discount, the commencement date of the pricing period, the number of Trading

Days for setting the Market Price, and whether the DRP will be satisfied by arranging for the purchase of shares or the issue of new shares, are matters considered before each dividend payment. The DRP terms that will apply to future dividends will be announced to the ASX at the relevant times.

A complete copy of the DRP terms and conditions can be found within the Shareholder Information section of Westpac’s website at www.westpac.com.au/investorcentre.

Shareholders who wish to commence participation in the DRP, or to vary their current participation, must do so by 5.00 pm (Sydney time) on 19 May 2014, which is the business day following the record date for the 2014 interim dividend. Shareholders can provide these instructions by:

•      logging into the Westpac share registrar’s (Link Market Services Limited (Link)) website at www.linkmarketservices.com.au and electing into the DRP or amending their existing instructions online. Amendments online can only be effected for holdings with a market value of less than $50,000; or

•      completing and returning a DRP Application or Variation form to Link. A copy of this form can be obtained from Link’s website or by telephoning Link on +61 1800 804 255.

Yours sincerely

/s/ Tim Hartin
Tim Hartin
Group Company Secretary